Exhibit 99.3

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD
(the “Company”)

NOTICE OF ANNUAL GENERAL MEETING

London, 28 March 2014 – The Company announces that its 2014 Annual General Meeting will be held at 10:30 a.m. on 6 May 2014 at The Vista Board Room, The Royal Yacht Hotel, Weighbridge, St Helier, Jersey JE2 3NF.

A copy of the Notice of the Annual General Meeting (incorporating the terms and conditions of the Scrip Dividend Scheme), Mandate Form in relation to the Scrip Dividend, Form of Proxy and the Company’s Annual Report and Accounts for year ended 31 December 2013, are now available to view on the Company's website at www.randgoldresources.com. Hard copies have been posted to shareholders.

A copy of the Notice of the Annual General Meeting, Mandate Form, Form of Proxy and Annual Report and Accounts, for use at the meeting have been submitted to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do.

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive	Financial Director	Investor & Media Relations
Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 1534 735 333	+44 20 7557 7738
+44 779 775 2288	+44 7797 711 338	Email: randgold@dpapr.com

Website: www.randgoldresources.com